UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

OFFSHORE SYSTEMS INTERNATIONAL LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2005 Annual and Special General Meeting (the “Meeting”) of the shareholders of OFFSHORE SYSTEMS INTERNATIONAL LTD. (the “Company”) will be held at The Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia, on Friday, April 8, 2005 at 1:30 p.m. (Pacific Time) for the following purposes:

1. To receive and consider the report of the directors;

2.	To receive and consider the audited financial statements of the Company for the financial year ended November 30, 2004 and the report of the auditor thereon;

3.	To appoint an auditor for the Company for the ensuing year and to authorize the board of directors to fix the remuneration to be paid to the auditor;

4. To elect directors for the ensuing year;

5.	To consider and, if thought fit, pass a special resolution altering the Notice of Articles to remove the application of certain provisions prescribed in the British Columbia Business Corporations Act called the “Pre-existing Company Provisions”, particulars of which are as set out in the Information Circular delivered herewith;

6.	To consider and, if thought fit, pass a special resolution deleting the existing Articles of the Company in their entirety and replacing them with new form of Articles, with such new form of Articles being consistent with the terminology and provisions of the newly enacted British Columbia Business Corporations Act, particulars of which are as set out in the Information Circular delivered herewith;

7.	To consider and, if thought fit, pass a special resolution altering the authorized share capital of the Company by increasing the authorized number of voting common shares without par value from 100,000,000 to an unlimited number, and by creating a new class of shares, being an unlimited number of Class C Preference shares without par value issuable in series, particulars of which are as set out in the Information Circular delivered herewith;

8.	To consider and, if thought fit, pass an ordinary resolution approving the Company’s private placement of up to 19,500 units consisting of Class B Series 2 Preference shares and common share purchase warrants for gross proceeds of up to CDN$19,500,000, and the issuance of common share purchase warrants to institutions which assist in placing the private placement and to Mr. Brinton Coxe, a director of the Company, particulars of which are described in the Information Circular delivered herewith; and

9.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The text of the proposed special resolutions respecting the matters referred to above, and the ordinary resolution respecting the Company’s private placement, are set out in the accompanying Information Circular in the section entitled “Particulars of Matters to be Acted Upon”.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at Suite 1020 – 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, during normal business hours up to the date of the Meeting, and at the Meeting.

The directors of the Company have fixed March 7, 2005 as the record date for the determination of the shareholders entitled to receive this Notice.

A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered shareholder, is entitled to appoint a proxy to attend and vote in his, her or its stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

Accompanying this Notice are an Information Circular, form of proxy, Return Card, and the Company’s Annual Report, which includes the Letter to Shareholders and other corporate information, the consolidated financial statements for the years ended November 30, 2004 and 2003 with the auditor’s report thereon, and Management’s Discussion & Analysis. The Information Circular contains information relating to the matters to be addressed at the Meeting.

A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Annual General Meeting in person are requested to complete, sign and date the enclosed form of proxy or other form of proxy and return same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

DATED at North Vancouver, British Columbia, this 11th day of March, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF OFFSHORE SYSTEMS INTERNATIONAL LTD. “John A. Jacobson” JOHN A. JACOBSON President and Chief Executive Officer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 11, 2005

PERSONS MAKING THIS SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED TO YOU IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF OFFSHORE SYSTEMS INTERNATIONAL LTD. (“WE”, “US” OR THE “COMPANY”) FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE “MEETING”) TO BE HELD ON FRIDAY, APRIL 8, 2005 AT THE TIME AND PLACE AND FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the “Transfer Agent”) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 1020 — 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO NON-REGISTERED SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS “BENEFICIAL SHAREHOLDERS”) ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to beneficial shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings unless the beneficial shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial shareholder. Should a beneficial shareholder receiving such a form wish to vote at the Meeting, the beneficial shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial shareholder’s name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to independent ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING – THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

In addition, there are two kinds of beneficial shareholders — those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners (“OBOs”), and those who do not object to the issuers of the securities they own knowing who they are, called Non-Objecting Beneficial Owners (“NOBOs”). NOBOs can expect to receive a scannable Voting Instruction Form (VIF) prepared by our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case may be). These VIFs are to be completed and returned to Computershare in the envelope provided or by fax. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself, which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy under it to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING IN PERSON

Any shareholder attending the Meeting to vote personally or as proxyholder for another shareholder shall be required to produce identification satisfactory to the Chairman of the Meeting establishing his or her identity.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, the Company has 27,488,074 common shares without par value, 30,262 Class “A” Preference shares Series A Convertible and 57,711 Class “B” Series 1 Convertible Preference shares issued and outstanding, for a total of 27,576,047 issued and outstanding shares entitled to vote at the Meeting.

The authorized capital of the Company consists of 300,000,000 shares divided into 100,000,000 common shares without par value, 100,000,000 Class “A” Preference shares without par value issuable in series, of which 10,000,000 shares are designated Class “A” Preference Series A Convertible shares, and 100,000,000 Class “B” Preference shares with a par value of $50 per share issuable in series, of which 10,000,000 are designated Class “B” Series 1 Convertible Preference shares. The holders of common shares, Class “A” Preference Series A Convertible shares and Class “B” Series 1 Convertible Preference shares are entitled to receive a notice of and to attend and vote at any meetings of the members of the Company.

Only shareholders of record at the close of business on March 7, 2005 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share, Class “A” Preference Series A Convertible share or Class “B” Series 1 Convertible Preference share registered in the shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 4 th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and at the Meeting.

To the knowledge of the directors and senior officers of the Company no person holds, directly or indirectly, shares carrying more than 10% of the voting rights attached to all classes of voting shares of the Company other than Howson Tattersall Investment Counsel Limited (“H.T.”). To the Company’s knowledge, H.T. owns or controls approximately 2,811,200 common shares, representing approximately 10.2% of the Company’s issued and outstanding voting shares.

ELECTION OF DIRECTORS

Management of the Company proposes that the number of directors for the ensuing year be fixed at six. Management intends to nominate the persons named in the following table for election as directors of the Company. Each of management’s nominees currently serves as a director of the Company. Messrs. Tony Pezzotti and Peter Roberts, who currently serve as directors, have informed the Company that they will not be standing for re-election as directors. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

			No. of Shares
			Beneficially
Name and			Owned, Controlled
Present Position	Principal Occupation	Director	or Directed
in the Company	for the Past Five Years	Since	(1)
JOHN A. JACOBSON (3)(5) President & Chief Executive Officer Director	President and CEO of the Company.	Mar. 19, 1998	365,000
RAYMOND W. JOHNSTON (3)(4) Chairman & Director	President of Chamber of Maritime Commerce Dec/99 to present; C.E.O., Canada Steamship Lines, May/92 to June/99.	Nov. 14, 2000 (and from Dec. 21, 1994 to Sept. 28, 1998)	54,000
HELMUT F. LOBMEIER (2)(4) Director	Independent Businessman and formerly co-owner of PSL Steel Ltd.	April 26, 1990	631,951
CAPT. WALTER P. PURIO (2) (4) Director	Independent Marine Consultant 2000 to Present; President, P and H Marine Associates, Inc., 1993 to 2000; Shipmaster – Oceans, General Dynamics, American Overseas Marine Corporation, 1985 to present.	Jan. 14, 1999	133,000
E. BRINTON COXE (3)(5) Director	02/99 to present: Chairman of E.B. Coxe & Co., LLC a company which specializes in finding, funding, and managing small cap companies. 02/99 to present: Strategic partner of SDS Capital Partners, LLC, which is a group of investment funds.	July 20, 2004	0
GERALD J. SHIELDS (no current position)	Lawyer engaged in private practice with the firm of Strategic Business Lawyers (formerly known as Godinho Sinclair Shields).	N/A	50,000

(1)	The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)	Member of Audit Committee. The other member is Peter Roberts, who is not standing for re-election.

(3)	Member of Executive Committee.

(4)	Member of Human Resources and Compensation Committee.

(5)	Member of Corporate Finance and Development Committee.

All of the above persons are ordinarily resident in Canada except Messrs. Purio and Coxe, who are residents of the United States of America.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a)	the individual who served as the Company’s chief executive officer or acted in a similar capacity (“CEO”) during the most recently completed financial year;

(b)	the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)	each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a “Named Executive Officer”).

Summary Compensation Table

The following sets forth compensation for the Company’s Named Executive Officers for the fiscal years indicated:

		Annual Compensation			Long Term Compensation
					Awards		Payout
						Restricted
					Securities Under	Shares or
				Other Annual	Options/	Restricted		All Other
		Salary	Bonus	Compensation	SARs Granted	Share Units	LTIP Payouts	Compensation
Name	Year	($)	($)	($)	(#)	($)	($)	($)

John A. Jacobson	2004	$196,539	$15,000	Nil	60,000	Nil	Nil	Nil
President & C.E.O.	2003	$179,135	Nil	$15,231	90,000	Nil	Nil	Nil
	2002	$172,115	$70,000	Nil	100,000	Nil	Nil	Nil

John T. Sentjens	2004	$97,923	7,500	Nil	18,000	Nil	Nil	Nil
Corporate Controller	2003	$86,636	Nil	Nil	27,000	Nil	Nil	Nil
	2002	$78,077	$12,000	Nil	30,000	Nil	Nil	Nil

		Annual Compensation			Long Term Compensation
					Awards		Payout
						Restricted
					Securities Under	Shares or
				Other Annual	Options/	Restricted		All Other
		Salary	Bonus	Compensation	SARs Granted	Share Units	LTIP Payouts	Compensation
Name	Year	($)	($)	($)	(#)	($)	($)	($)

Andrew A. Carniel	2004	$138,269	$10,000	$1,679	45,000	Nil	Nil	Nil
V.P. Business	2003	$129,135	Nil	Nil	67,500	Nil	Nil	Nil
Development	2002	$122,115	$35,000	Nil	50,000	Nil	Nil	Nil

Kenneth H. Kirkpatrick	2004	$138,269	$10,000	$5,385	45,000	Nil	Nil	Nil
Chief Operating	2003	$129,135	Nil	$15,000	67,500	Nil	Nil	Nil
Officer	2002	$124,038	$35,000	Nil	50,000	Nil	Nil	Nil

Wayne Hoyle	2004	$185,486	Nil	Nil	Nil	Nil	Nil	Nil
Director of Sales	2003	$120,575	Nil	Nil	7,723	Nil	Nil	Nil
(1)	2002	$155,035	Nil	Nil	Nil	Nil	Nil	Nil

Note: (1)	Mr. Hoyle’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures include variable compensation paid to him under this arrangement of $96,477 (fiscal 2004), $42,575 (fiscal 2003) and $77,035 (fiscal 2002).

Long-Term Incentive Plans — Awards in Financial Year Ended November 30, 2004

The Company has no long-term incentive plans in place. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Option Grants During the
Financial Year Ended November 30, 2004

The following table sets forth grants of stock options during the 2004 fiscal year to the Named Executive Officers:

					Market Value
					Of Securities
	Securities		% of Total		Underlying
	Under		Options/SARs		Options/SARs
	Options/SARs		Granted to	Exercise or	on the Date
	Granted		Employees in	Base price	of Grant
Name	(#)		Financial Year	($/Security)	($/Security)	Expiration Date

John A. Jacobson	20,000	(1)		$1.13	$1.13	Apr. 22/07
President & C.E.O.	20,000	(2)		$1.13	$1.13	Apr. 22/07
	20,000	(3)	12.08%	$1.13	$1.13	Apr. 22/07

John T. Sentjens	6,000	(1)		$1.13	$1.13	Apr. 22/07
Corporate Controller	6,000	(2)		$1.13	$1.13	Apr. 22/07
	6,000	(3)	3.62%	$1.13	$1.13	Apr. 22/07

Andrew A. Carniel	15,000	(1)		$1.13	$1.13	Apr. 22/07
V.P. Business	15,000	(2)		$1.13	$1.13	Apr. 22/07
Development	15,000	(3)	9.06%	$1.13	$1.13	Apr. 22/07

					Market Value
					Of Securities
	Securities		% of Total		Underlying
	Under		Options/SARs		Options/SARs
	Options/SARs		Granted to	Exercise or	on the Date
	Granted		Employees in	Base price	of Grant
Name	(#)		Financial Year	($/Security)	($/Security)	Expiration Date

Kenneth H. Kirkpatrick	15,000	(1)		$1.13	$1.13	Apr. 22/07
Chief Operating Officer	15,000	(2)		$1.13	$1.13	Apr. 22/07
	15,000	(3)	9.06%	$1.13	$1.13	Apr. 22/07

Wayne Hoyle Director of Sales	Nil		N/A	N/A	N/A	N/A
Director of Sales

(1)	These options vested on April 22, 2004

(2)	These options vest on April 22, 2005

(3)	These options vest on April 22, 2006

Aggregated Option/SAR Exercises During the Financial Year

Ended November 30, 2004 and Financial Year-End Option/SAR Values

Value of
Unexercised
			Unexercised	in-the-money
	Securities	Aggregate	Options/SARs at	Options/SARs at
	Acquired	Value	FY-End (#)	FY-End ($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

John A. Jacobson			210,000 exercisable	Nil exercisable
President & C.E.O.	Nil	Nil	40,000 unexercisable	Nil unexercisable

John T. Sentjens			63,000 exercisable	Nil exercisable
Corporate Controller	20,000	4,320	12,000 unexercisable	Nil unexercisable

Andrew A. Carniel			132,500 exercisable	Nil exercisable
V.P. Business Development	Nil	Nil	30,000 unexercisable	Nil unexercisable

Kenneth H. Kirkpatrick			132,500 exercisable	Nil exercisable
V.P. Operations	100,000	56,000	30,000 unexercisable	Nil unexercisable

Wayne Hoyle			Nil exercisable	Nil exercisable
Director of Sales	Nil	Nil	Nil unexercisable	Nil unexercisable

Option and SAR Repricings

During the most recently completed financial year, the Company did not reprice downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit plan or actuarial plan.

Employment Contracts

The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers:

John Jacobson serves as President and Chief Executive Officer of the Company pursuant to an employment contract dated March 2, 1998, as amended. The contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon payment of 12 months’ base salary. Mr. Jacobson’s current base salary under the contract is $200,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the board of directors, based on the Company’s performance. In addition, Mr. Jacobson is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated August 18, 1998, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon notice in writing of two months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Carniel’s current base salary under the contract is $140,000. Mr. Carniel is also eligible to receive cash commissions on the gross sales for the Applications business unit. He is also eligible to receive stock options as well as cash bonuses in the discretion of the board of directors, based on the Company’s performance. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Kenneth Kirkpatrick provides his services as Chief Operating Officer pursuant to an employment contract dated May 3, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $140,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the board of directors, based on the Company’s performance. In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

John Sentjens provides his services as Corporate Controller pursuant to an employment contract dated July 26, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 3 months’ notice or payment of 3 months’ base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $100,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the board of directors, based on the Company’s performance. In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Wayne Hoyle serves as Director of Sales for the Navigation Systems business unit pursuant to an employment contract dated February 24, 2000, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon notice in writing of three months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Hoyle’s current base salary under the contract is $105,000. Mr. Hoyle is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Composition of the Human Resources and Compensation Committee

For the financial year ended November 30, 2004, the members of the Human Resources and Compensation Committee were Helmut Lobmeier, Walter Purio and Raymond Johnston, all of whom are unrelated directors.

Report on Executive Compensation

The Company’s compensation program for executive officers consists principally of base salary and bonuses in pre-set amounts payable based on the Company meeting certain performance objectives set by the board. Consistent with market practice, incentive stock options are also awarded from time to time as an effective means to align the interest of management and shareholders.

Pursuant to the Company’s compensation policy, the compensation program is designed so that the annual compensation for executive officers remains reasonably competitive with the compensation offered to executive officers with comparable employment responsibilities and skills by other Canadian companies whose business endeavours and size are similar to those of the Company. During the early part of the 2002 fiscal year the Human Resources and Compensation Committee (then known as the Compensation Committee), at the request of the Board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for its executive officers and directors in comparison to other companies. The Human Resources and Compensation Committee reported its findings to the board. Having regard to the review and the recommendations of the independent consulting firm, and the Human Resources and Compensation Committee, the board implemented a compensation policy for executive officers with cash components consisting of base salary and bonuses in fixed amounts set early in the fiscal year and payable in the discretion of the board based on the Company meeting or exceeding revenue and profit targets set by the board for the fiscal year. The board determined that 50% of the bonuses would be payable upon achieving the revenue and profit targets set by the Board, with the balance to be paid in the discretion of the board for exceptional performance. This policy remains in effect.

In February, 2005 the board awarded the following bonuses to the Named Executive Officers in respect of the performance of the Company in the financial year ended November 30, 2004:

Ken Kirkpatrick	$22,500
Andrew Carniel	$7,500
John Sentjens	$15,000

The compensation of John Jacobson, the President and Chief Executive Officer, consists of the same elements as are included in the compensation of other executive officers as described above and is established by the board in consultation with the Human Resources and Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance, long-term growth and corporate remuneration practices in Canada and abroad.

The Company’s executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company’s shareholders. Long-term incentives are principally in the form of stock options. When determining whether and how new options are to be granted, the Human Resources and Compensation Committee will consider a number of factors including salary, level of responsibility and the amount and terms of the options. Stock options to executive officers are typically granted early in each fiscal year and are generally subject to vesting over a period of three years.

During fiscal 2002, the Human Resources and Compensation Committee also conducted a review of the Company’s compensation program to employees with a view to decreasing the emphasis on stock options as a component of long-term compensation and increasing the emphasis on other forms of compensation. In January of 2003, the board of directors, on the recommendation of the Human Resources and Compensation Committee, implemented a new plan for all employees, including the Named Executive Officers, whereby the Company will pay a maximum percentage of an employee’s base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The percentage of base salary was initially set at 3% in fiscal 2003 and 2004, and was increased to 4% for fiscal 2005. The Human Resources and Compensation Committee proposed this plan as a new benefit for employees to encourage saving while providing an incentive package which is competitive with those offered by similar companies. Concurrently with the implementation of this new plan, the Company informed its employees that, starting in the fiscal year 2004, the Company reduced the number of incentive stock options granted under the Company’s incentive stock option plans in order to reduce the dilutive effects on the Company’s shares arising from the exercise of stock options.

The above report is submitted by the Human Resources and Compensation Committee for the financial year ended November 30, 2004:

“Helmut Lobmeier, Walter Purio and Raymond Johnston”

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company with the TSX Composite Index of the TSX during the period December 1, 1999 through November 30, 2004.

Compensation of Directors

During the early part of the 2002 fiscal year the Compensation Committee (now known as the Human Resources and Compensation Committee), at the request of the board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for both its executive officers and directors in comparison to other companies. The Compensation Committee made recommendations to the board respecting director compensation based on the report of the independent consultant. The Company continues to compensate its directors with reference to that report. During the financial year ended November 30, 2004, each member of the board of directors of the Company whowas not an employee of the Company was entitled to receive $1,500 for each board meeting attended in person, and $1,000 for each board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The two directors who are resident in the United States were paid in U. S. funds, while the other directors (all Canadian residents) were paid in Canadian funds. During the fiscal year the board held three face-to-face meetings and three telephone conference call meetings. All of the directors attended or participated in all of the meetings with the exception of Brian Walsh (a former director who did not stand for re-election at the 2004 annual general meeting), who missed one face-to-face meeting and two conference call meetings. The directors as a group were paid an aggregate of approximately $66,350 for attending or participating in these meetings. In addition, the Chairman of the board was paid an annual retainer of $30,000. Each of the remaining directors was paid an annual retainer of $15,000. The Audit Committee chair was paid an annual retainer of $5,000 and the Human Resources and Compensation Committee chair was paid an annual retainer of $3,500. Each member of the Audit Committee was entitled to receive $1,000 for each Audit Committee meeting attended and each member of the Human Resources and Compensation Committee was paid $1,000 for each Human Resources and Compensation Committee meeting attended. Members of the Audit Committee were paid a total of $17,500 for attending or participating in a total of four Audit Committee meetings. Members of the Human Resources and Compensation Committee were paid a total of $14,200 for attending or participating in a total of four Human Resources and Compensation Committee meetings.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plans under which equity securities of the Company are authorized for issuance are the three Stock Option Plans of the Company, all of which have been approved by the shareholders. The following table sets out a summary of the number of securities to be issued upon the exercise of outstanding options as at the Company’s year-end of November 30, 2004.

Number of Securities
Remaining Available
	Number of		for Future Issuance
	Securities to be		Under Equity
	Issued Upon	Weighted-Average	Compensation Plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding	Outstanding	Securities
	Options, Warrants	Options, Warrants	Reflected in
	and Rights	and Rights	Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,254,047	$1.11	2,121,447
Equity compensation plans not approved by securityholders	0	0	0
Total	2,254,047	$1.11	2,121,447

Directors’ and Officers’ Liability Insurance

During the 2003/04 fiscal year the Company carried directors’ and officers’ liability insurance providing coverage of up to $5,000,000, subject to a deductible of $25,000, with respect to its directors and officers as a group. The total annual premium in respect of such insurance was approximately $75,000. During the current fiscal year, the Company carries liability insurance providing coverage of up to $5,000,000 subject to a deductible of $25,000 with respect to its directors and officers as a group. The total annual premium in respect of such insurance is approximately $82,000. In addition, the Company carries an excess directors’ and officers’ liability policy providing coverage of an additional $5,000,000 with no deductible at an annual premium of $66,000. The premiums respecting these policies were and are paid by the Company and charged to income.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires a listed company to annually disclose its approach to corporate governance with specific reference to a series of guidelines for effective corporate governance (the “TSX Guidelines”). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

The Company’s board of directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a board of directors which is relatively independent of management. To that end, six of the Company’s seven directors are outside directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. The Company’s approach to corporate governance is described below.

1. The board of directors should explicitly assume responsibility for the stewardship of the Company and adopt a formal mandate setting out the Board’s stewardship responsibilities	The board of directors has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

The board establishes the overall policies for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

The board has a corporate governance policy setting out, among other things, the Board’s responsibility for stewardship, including such matters as decisions requiring board approval, measures for receiving shareholder feedback and the Board’s expectation of management. The board has developed a code of business ethics which governs the behavior of directors, officers and employees.

Specifically the board of directors should assume responsibility for:

(a) adoption of a strategic planning process and the approval and review of a strategic plan on at least an annual basis	Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the board. The strategic planning process also includes the preparation of a detailed one-year operating plan which takes into account, among other things, the opportunity and risks of the business. Through this process, led by the C.E.O. and senior management of the Company, the board adopts the operating plan for the coming financial year and monitors senior management’s relative progress through a regular reporting and review process. The board reviews on a quarterly basis the extent to which the Company has met the current year’s operating plan. The board has regular discussions on corporate strategies and implementation.

In addition, in February, 2005 the board appointed a new committee, known as the Corporate Finance and Development Committee, whose mandate is to liaise with and provide guidance to management with respect to corporate finance matters, potential acquisitions and other strategic initiatives, and to provide reports and recommendations to the board from time to time with respect to such matters. The members of the Committee are John Jacobson and Brinton Coxe. Gerald Shields, corporate counsel to the Company, serves as an advisor to the committee.

(b) the identification of the principal risks and ensuring the implementation of appropriate systems to manage these risks	The board has identified the principal risks of the Company’s business, which it monitors through established systems and procedures.

The Audit Committee reviews and monitors risk-management systems, disaster recovery plans and financial exposure and also undertakes ongoing efforts to identify risks and appropriate safeguards.

(c) succession planning, including appointing, training and monitoring senior management and C.E.O. in particular	The board reviews and approves all appointments of senior officers. The Human Resources and Compensation Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and other senior officers in order to recommend salaries and incentive awards for performance. The CEO has put in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them.

(d) communication policies	The board has implemented appropriate procedures and processes to ensure complete, timely and effective communications between the Company, its members, the public and regulatory agencies. All public financial information is reviewed and approved by the board prior to its release.

(e) integrity of internal control and management information systems	The Board, through its Audit Committee, meets with the Company’s external auditor to discuss the results. Those discussions include, in accordance with generally accepted auditing standards, a review of the Company’s financial systems and related internal controls. The Audit Committee also reviews, quarterly with management, the Company’s internal control and management information systems as part of financial risk assessment and reviews accounting policies in place.

2. A majority of the board of directors should be “unrelated directors”	The TSX Guidelines recommend that the board of every Company be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is: (i) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (ii) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (iii) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. The chair or a vice chair of the board of directors, if he or she is not a member of management, will not be considered to be a related director. A related director is a director who is not an unrelated director.

On application of this definition, five of the Company’s seven directors who served during the fiscal year are unrelated.

3. Disclose whether each director is “unrelated”	The board of directors is currently comprised of Raymond Johnston (Chair), John Jacobson, Tony Pezzotti, Helmut Lobmeier, Walter Purio, Brinton Coxe and Peter Roberts. Messrs. Pezzotti and Roberts are not standing for re-election to the board at the Meeting.

All of the Directors are unrelated except for John Jacobson, who is the President and Chief Executive Officer of the Company, and Brinton Coxe, who is a related director by virtue of the fact that the Company has agreed to pay him substantial compensation in consideration of the provision of advisory services in connection with a proposed private placement. See “Private Placement” under “Particulars of Matters to be Acted Upon” below.

Additional disclosure on board members with respect to their business experience and backgrounds can be found under the section entitled “Election of Directors” in this Information Circular, as well as in the Annual Information Form and Annual Report of the Company.

4. Appoint a committee responsible for appointment/assessment of directors, composed solely of non-management directors, the majority of whom are unrelated directors	Due to the relatively small size of the board (currently 7 in number), the board as a whole assumes responsibility to assess and make recommendations regarding board effectiveness and to establish a process for identifying, recruiting, appointing, reappointing and providing ongoing education and development for directors.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	During the financial year ended November 30, 2004, the board engaged the services of an independent consultant to review the overall effectiveness of the board and make recommendations on how to improve board effectiveness. The board has implemented a process for assessing its effectiveness on an annual basis.

6. Provide orientation and education programs for new directors, and continuing education for all directors.	New directors are given extensive briefings by the Chairman of the board, the C.E.O. and other members of senior management with respect to the business and operations of the Company, and they make an on-site visit to the Company’s headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company and a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last board meeting of each year a proposed schedule for board meetings for the forthcoming year is presented, and the time commitment required of the board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.

7. Examine the size and composition of the Board, and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making	The board of directors is of the view that its size and composition are currently well suited to the circumstances of the Company and allows for the effective functioning of the board of directors.

8. A board committee comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities of such positions
The Human Resource and Compensation Committee is mandated to review, and recommend to the board for approval, the remuneration of senior management and directors. That Committee does so not less than annually. The Human Resource and Compensation Committee and the board consider responsibilities, risks, time commitment and comparative remuneration in determining compensation.

9. Committees should generally be composed of outside directors, with a majority of unrelated directors	The board has established four standing committees consisting of the Audit Committee, the Human Resources and Compensation Committee, the Executive Committee and the Corporate Finance and Development Committee.

The members of the Audit Committee are Peter Roberts (Chair, who is not standing for re-election at the Meeting), Walter Purio and Helmut Lobmeier, all of whom are unrelated directors. The Company has commenced a search to find an individual with financial literacy to replace Mr. Roberts as a director and a member of the Audit Committee.

The members of the Human Resources and Compensation Committee are Helmut Lobmeier (Chair), Walter Purio and Raymond Johnston, all of whom are unrelated directors.

The members of the Executive Committee are Raymond Johnston (Chair) and Brinton Coxe, who are unrelated directors, and John Jacobson, who is President and CEO.

The members of the Corporate Finance and Development Committee are Brint Coxe (Chair) who is an unrelated director, and John Jacobson, who is President and C.E.O. Gerald Shields, the Company’s corporate legal counsel, serves as an advisor to that Committee.

10. Assume responsibility for, or appoint a committee responsible for, determining the Company’s approach to corporate governance issues, including the Company’s response to TSX Governance Guidelines	The board is responsible for the Company’s approach to corporate governance issues, including the Company’s disclosure in response to TSX Guidelines, the periodic review of board and Committee composition and ensuring that the corporate governance system effectively supports the discharge of its obligations to the shareholders of the Company. The board has decided not to appoint a committee to handle these responsibilities due to the relatively small size of the Board.

11. Define limits to management’s responsibilities by developing mandates for the board and for the CEO	The board has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the board. In addition to those matters which must by law or by the Articles of the Company be approved by the board, the board has specified limits to management’s responsibility, and retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and dispositions and appointment of senior management.

As part of its annual strategic planning process, the board’s expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. The board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO, COO, Vice-President Business Development and Corporate Controller generally review the Company’s progress at board meetings, normally held every quarter. The reports of senior management also cover strategic, operational, financial and marketing issues facing the Company.

12. Establish structures and procedures to enable the board to function independently of management	The board is responsible for putting structures and processes in place to ensure the board can function independently.

The independence of the board is reinforced through the Executive Officer. The Chair must not be a member of management. The Chair has the responsibility to oversee the discharge by the board of its responsibilities.

Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company) upon notice to the Chair of the Board.

Members of the board may request at any time, through the Chairman, that a meeting or a portion thereof be restricted to outside members of the board for the purpose of discussing matters independently of management. The board meets annually without the participation of related directors for the purpose of receiving the report of the Human Resources and Compensation Committee concerning recommendations for any adjustment to compensation of senior management. The board also excludes related directors from participation in a portion of meetings from time to time as the Board deems necessary for the proper consideration of matters involving senior management. The board adopts the same practice in cases where a director has an interest in a proposed transaction. separation of the positions of Chairman and Chief

13. Establish an Audit Committee composed solely of unrelated directors, all of whom should be financially literate and at least one of whom should have accounting or related financial experience	The Audit Committee, which is composed entirely of unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussion and analysis, and prospectuses. The Audit Committee held four face-to-face meetings and one telephone conference meetings during the 2004 financial year.

The board has adopted the following definition of “financial literacy”: the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. The board has adopted the following definition of “accounting or related financial experience”: the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. Mr. Peter Roberts joined the board in September of 2003 and accepted an appointment to the Audit Committee at that time. Mr. Roberts has informed the Company that he will not be standing for re-election as a member of the board at the Meeting.

The Company has commenced a search to find an individual with financial literacy to replace Mr. Roberts as a director and as a member of the Audit Committee.

The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them without management present.

14. The Audit Committee Charter should set out explicitly the role and oversight responsibility of the Audit Committee	The Audit Committee of the board of directors has reviewed the Company’s financial statements and its internal controls and audit process since the Company acquired Offshore Systems Ltd. in 1990. The board adopted a revised charter for the Audit Committee in April, 2003 which sets out its mandate and operating principles and procedures. A copy of the Audit Committee Charter is available on the Company’s website at www.osil.com.

15. Implement a system to enable an individual director to engage an external advisor, at the Company’s expense in appropriate circumstances, subject to approval of an appropriate committee of the Board
Individual directors of the Company may engage outside advisors at any time at the Company’s expense to provide advice with respect to a corporate decision or action, subject to the approval of the executive Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular, and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate of affiliate of any of the foregoing persons, had since December 1, 2004, being the date of commencement of the Company’s last completed financial year, any material interest, direct or indirect in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management of the Company proposes that Ernst & Young LLP, Chartered Accountants, of Suite 1600 – 700 West Georgia Street, Vancouver, British Columbia, be re-appointed as auditor of the Company to hold office until the next annual general meeting of the members. Management further proposes that the shareholders pass a resolution authorizing the directors to fix the remuneration payable to the auditor.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the directors and senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

NEW BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the “New Act”) and repealed the Company Act (the “Former Act”) which previously governed the Company. The New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company’s Memorandum with a new form designated as a Notice of Articles. The Company filed its transition application and was issued a Notice of Articles on May 14, 2004.

The Company is seeking shareholder approval to amend its Notice of Articles by removing the pre-existing company provisions (the “Pre-existing Provisions”) applying to the Company that relate to certain restrictions contained in the Former Act (and that are no longer required under the New Act). In addition, the Company is also seeking shareholder approval to replace the Company’s current articles (the “Existing Articles”) with new articles (the “New Articles”) which will incorporate some of the more flexible provisions of the New Act. The directors of the Company believe that amending the Company’s Notice of Articles to delete the Pre-existing Provisions and then replacing the Existing Articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that the passing of the following special resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

Removal of Application of Pre -existing Company Provisions

Under the New Act, a company existing under the Former Act is subject to Pre-existing Provisions reflecting certain restrictions contained in the Former Act that are required to be incorporated in its Notice of Articles. The Pre-existing Provisions remain operative until the shareholders of the company remove them by special resolution. If Pre-existing Provisions are to be removed from a company’s Notice of Articles, they must be removed in their entirety. Because the Company is a reporting issuer, the only significant Pre-existing Provision that is applicable is the requirement that a special resolution be approved by not less than three quarters (3/4) of the votes cast, as opposed to the two-thirds (?) majority applicable under the BCA. Removal of the Pre-existing Provisions will allow a special resolution of the Company to be approved by a two-thirds (?) majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

Accordingly, at the Meeting, the shareholders of the Company will be asked to pass the following special resolution to alter the Notice of Articles of the Company:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia) in the Notice of Articles of the Company are hereby deleted;

(b)	the Company’s Notice of Articles be altered accordingly;

(c)	any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts as may be necessary to give full effect to this special resolution; and

(d)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders of the Company”.

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company’s board of directors recommends that shareholders vote in favour of the foregoing special resolution. Proxies received in favour of management will be voted in favour of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

Adoption of New Articles

The Company proposes to replace its Existing Articles with New Articles so that its articles will reflect the more flexible provisions of the New Act and new terminology contained in the New Act. A summary of the main differences between the Company’s Existing Articles and the New Articles is contained in Appendix A attached to this Information Circular.

A copy of the proposed form of New Articles is available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8 and will be available at the Meeting. Additionally, a copy of the proposed New Articles will be mailed, free of charge, to any shareholder who requests, in writing, a copy from the Company at the above mentioned address.

At the Meeting, the shareholders of the Company will be asked to pass the following special resolution to adopt the New Articles for the Company:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Articles of the Company be altered by deleting and canceling the existing Articles and that the form of Articles presented to the meeting, and initialed for identification by the President of the Company on the first and last pages thereof, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b)	any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including any required Notice of Alteration, and to do such further acts as may be necessary to give full effect to the foregoing; and

(c)	the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitle d to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company’s board of directors recommends that shareholders vote in favour of the foregoing special resolution. Proxies received in favour of management will be voted in favour of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

ALTERATION OF SHARE CAPITAL

The authorized capital of the Company consists of 300,000,000 shares divided into 100,000,000 common shares without par value, 100,000,000 Class “A” Preference shares without par value issuable in series, (the “Class A Shares”) of which 10,000,000 shares are designated Class “A” Preference Series A Convertible shares, and 100,000,000 Class “B” Preference shares with a par value of $50 per share issuable in series (“Class B Shares”), of which 10,000,000 are designated as Class B Series 1 Convertible Preference shares. In addition, the board of directors, in accordance with powers conferred upon it by the Articles of the Company, has authorized the creation of a new series of Class B Shares, to be designated as 40,000 Class B Series 2 Convertible Preference Shares. A portion of the Class B Series 2 Convertible Preference Shares are to be issued in connection with the private placement of the Company described below under the heading “Private Placement”. As of the date hereof that series of shares has not yet been created; however, it is anticipated that such series of shares will be created prior to the Meeting.

The Company proposes to alter its share capital by increasing the number of authorized voting common shares without par value from 100,000,000 to an unlimited number in order to give the Company maximum flexibility to pursue its corporate objectives without incurring the expense of seeking shareholder authorization to amend its share capital further. In addition, the Company is proposing to create a new class of shares to be known as Class “C” Preference Shares without par value (the “Class C Shares”) which will be issuable in series with such rights, privileges and restrictions as may be determined by the board of directors. The purpose of making this proposal is to give the Company greater flexibility in creating shares with appropriate terms for use in connection with acquisitions, financings and other transactions. The rights, privileges and restrictions attached to the existing Class A Shares are such that, having regard to the fact that 30,261 of these shares are outstanding, the Company is restricted in its ability to issue any further series of those shares with terms that are appropriate for financings and other transactions. The existing Class B Shares have a par value of $50.00, which par value makes such shares suitable for some transactions but unsuitable for others. Accordingly, the Company is proposing to create the Class C Shares to increase its flexibility to issue shares on a timely basis which have rights and restrictions tailored to specific transactions and financings.

The proposed rights, privileges and restrictions to be attached to the Class C Shares are described in Appendix B to this Information Circular.

At the Meeting, the shareholders of the Company will be asked to pass the following special resolution to amend the share capital of the Company:

“BE IT RESOLVED, as a special resolution, that:

(a)	The authorized share capital of the Company be altered by increasing the authorized number of voting common shares without par value from 100,000,000 to an unlimited number;

(b)	there be created an unlimited number of Class C Preference shares without par value;

(c)	there be created and attached to the Class C Preference shares the special rights and restrictions set out in Part 3 of Schedule “A” of the Articles of the Company as adopted by paragraph (d) of this resolution;

(d)	the Articles of the Company be altered by deleting section 2.1 and substituting therefor a new section 2.1, and by adding to Schedule “A” attached to and forming a part of the Articles a new Part 3 thereof, both in the form presented to the Meeting and initialed for identification by the President of the Company, such alterations not to take effect until the Notice of Articles of the Company is altered to reflect such alteration to the Articles of the Company;

(e)	the Notice of Articles of the Company be altered to reflect the alterations authorized by paragraphs (a) to (d) of this resolution;

(f)	any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts as may be necessary to give full effect to this special resolution; and

(g)	the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution in whole or in part without further approval, ratification or confirmation by the shareholders of the Company”.

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed special resolution.

The Company’s board of directors recommends that shareholders vote in favour of the foregoing special resolution. Proxies received in favour of management will be voted in favour of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

PRIVATE PLACEMENT

Introduction

The Company is currently in the process of completing a private placement financing of up to CDN$19.5 million. The financing is being led by SDS Capital Group SPC, Ltd. as a principal investor. C.E. Unterberg, Towbin, LLC is acting as agent to offer the securities on a best efforts basis to other institutions and accredited investors. The proceeds of the financing will be used to pursue acquisitions, to increase available cash for operations, and to redeem 57,711 issued and outstanding Class “B” Series 1 Preference shares held by two institutional investors at a cost of approximately CDN$2.9 million. The Company anticipates that the private placement will be closed before the date of the Meeting. The private placement will be closed in escrow pending receipt of shareholder approval.

The policies of the TSX require that the Company obtain shareholder approval for the private placement, and for the issuance of share purchase warrants to participating institutions and to one of its directors as fees for providing advisory services in connection with the private placement. The material terms of the private placement and the matters for which the Company is seeking shareholder approval are described in detail below. The Company is seeking shareholder approval at the Meeting.

Summary of Financing Terms

Unit Structure

The Company is offering up to 19,500 units, each comprised of 20 voting Class “B” Series 2 Preference shares (“preference shares”) and 588 common share purchase warrants (“warrants”). The issue price will be CDN$1,000 per unit. The preference shares will entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share will be convertible at the option of the holder at any time into 58.82 common shares, calculated by dividing the issue price of CDN$50.00 for each preference share by the conversion price of CDN$0.85. Each warrant will entitle the holder to purchase one common share of the Company at the exercise price of CDN$0.85 for a period of five years.

Shareholder Approval

TSX policies require that the Company obtain shareholder approval for the financing. Consequently, an escrow agent will be appointed to hold all subscription funds and agreements in escrow pending receipt of shareholder approval. The Company intends to seek shareholder approval for the financing at the Meeting. During the escrow period, the purchasers will receive interest on the subscription funds at the rate of 12% per annum. If shareholder approval is obtained, the financing will be closed promptly and accrued interest paid to the purchasers. If shareholder approval is not obtained, the subscription funds and accrued interest will be paid immediately by the escrow agent to the purchasers. All payments of interest will be net of applicable withholding tax. If shareholder approval is not obtained, all legal, accounting and other advisory service fees incurred will be recorded as a charge against earnings for the three and six months ended May 30, 2005.

Company Right of Redemption

The Company will have the right to redeem the preference shares at any time after three years following the closing date, at the redemption price of CDN$60 per share plus payment of any accrued but unpaid dividends. A holder will have 20 days after receipt of notice of redemption from the Company within which to convert the preference shares to common shares.

Right to Force Conversion

The Company will have the right to require the holders to convert their preference shares to common shares if: (i) at any time after 12 months following the closing date, the closing trading price of the Company’s common shares is greater than CDN$2.13 for at least 20 consecutive trading days, or (ii) at any time the Company completes a firm commitment public underwritten offering of its common shares of at least CDN$40 million at an offering price of more than CDN$1.70, and the common shares into which the preference shares are convertible are freely tradable.

Warrants

Each common share purchase warrant will entitle the holder to purchase one common share of the Company at the exercise price of CDN$0.85 for a period of five years from the date of issuance. The Company has the right to redeem the warrants for CDN$0.10 each upon 20 days notice, provided the closing trading price of the Company’s common shares is greater than CDN$2.55 for a period of 20 consecutive trading days, and provided the common shares underlying the warrants are freely tradable. Any warrants which are the subject of a redemption notice may be exercised by the holders within the 20 day notice period.

Dilution and Exclusion of Control Blocks

The Company currently has 27,488,074 common shares outstanding on an undiluted basis. If the financing is fully subscribed, 390,000 preference shares will be issued which would, upon conversion at the proposed fixed price of CDN$0.85, result in the issuance of an additional 22,939,800 shares. In addition, a total of 11,466,000 warrants will be issued which, upon exercise at the price of CDN$0.85, would result in the issuance of a further 11,466,000 common shares.

The Company has the right to accept or reject subscriptions from prospective purchasers. The Company intends to allot the financing such that no subscriber will purchase a sufficient number of preference shares that would, if converted, result in that purchaser acquiring a control position in the Company as a consequence of that conversion.

Other Rights of the Purchasers

The purchasers of the preference shares will have a right of first offer to participate on a pro-rata basis in any equity, equity linked, or debt financing proposed by the Company for 24 months after the closing date. The purchasers will have ten trading days within which to exercise their right. This pre-emptive right will not apply to any proposed issuance of stock by the Company in connection with strategic partnerships, acquisitions and public underwritten offerings. The Company has also agreed that it will not issue any securities or unsecured debt obligations senior to the preference shares without the prior written approval of the holders of a majority of the preference shares, such approval not to be unreasonably withheld.

Liquidation Preference

In the event of the liquidation of the Company, the holders of the preference shares will have the right to repayment of the original purchase price of the shares, plus all accrued but unpaid dividends thereon in priority to any payments to the holders of common shares and any other shares ranking junior to the preference shares.

Trading Provisions

The preference shares and warrants will not be listed or quoted for trading but will be freely tradable, subject to such trading restrictions and hold periods as are imposed under applicable securities regulations and by the TSX in accordance with its policies.

Fees, Broker Warrants and Expenses

The Company will pay investment banking fees to participating institutions which assist in placing the financing in an amount equal to 7% of gross proceeds of the financing placed with their respective clients. In addition, the Company will issue common share purchase warrants to those institutions which place the financing with their clients. The warrants will have the same terms as those issued to the purchasers of the units. The number of warrants to be issued to each institution which assists in placing the financing will be determined by dividing 50% of the investment banking fee payable to it by the exercise price of CDN$0.85. The proposed issuance of those warrants is subject to shareholder approval. SDS Capital Group SPC, Ltd. is participating as a principal investor and will not be paid any fees or issued any “finder’s” warrants for participating.

Fees and Warrants to be Paid to Related Party Subject to Shareholder Approval

Mr. Brinton Coxe, a director of the Company, has been instrumental in assisting the Company in structuring and arranging the financing. In consideration for providing his services, the Company has agreed to pay Mr. Coxe an advisory services fee in the amount of CDN$800,000. In addition, the Company has agreed to issue to Mr. Coxe 350,000 common share purchase warrants which will have the same terms and conditions as the warrants to be issued to the purchasers of the units. The proposed issuance of 350,000 warrants to Mr. Coxe is subject to shareholder approval. In considering the issue of compensation to Mr. Coxe, the board, in consultation with legal counsel, reviewed carefully the policies of the TSX and securities regulators respecting related party transactions and believes that it is in full compliance with such policies.

Conditions Respecting Payment of Fees, Issuance of Warrants, and Redemption of Class B Series 1 Preference Shares

The Company’s obligation to pay the fees and issue warrants to the institutions which assist with the financing and to Mr. Coxe is subject to the condition that the Company obtain shareholder approval for the private placement, including the issuance of all warrants to Mr. Coxe and the participating institutions. If shareholder approval is not obtained, the private placement will not close and no fees will be paid or warrants issued to the participating institutions or to Mr. Coxe.

The redemption by the Company of the outstanding Class B Series 1 Preference shares is also conditional upon the Company obtaining shareholder approval for the financing.

Regulatory Matters

Completion of the financing is subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to both the Company and the purchasers, and receipt of all necessary regulatory approvals, including final TSX acceptance. The TSX has granted its conditional acceptance of the private placement, subject to satisfaction to a number of conditions including review and approval of the form of the Company’s documents, receipt of shareholder approval and submission of final materials confirming the closing of the private placement.

Board Review and Approval Process

The Company’s board of directors held one face to face meeting as well as four conference call meetings between January 25, 2005 and March 7, 2005 in which they reviewed the proposed financing. The first two meetings were convened to consider the financing as well as other matters, while the last three meetings were called for the sole purpose of reviewing the financing. Due to the relatively small size of the board, the board did not appoint a special committee to review the financing.

As noted above, the Company has agreed to pay Mr. Brinton Coxe CDN$800,000 and to issue to him 350,000 common share purchase warrants in consideration of the provision of advisory services by him to the Company in connection with the financing. Mr. Coxe is a director of the Company, and consequently has a conflict of interest in that he will be substantially rewarded if the financing is completed. Accordingly, Mr. Coxe declared his interest in the proposed financing and related transactions, and abstained from voting on all resolutions of the board respecting the financing, including resolutions approving his compensation, at all stages of the review and approval process. Mr. Coxe also excused himself from the board meetings (or the portions thereof, as applicable) at which the proposed financing was considered so that the remaining members of the board could discuss freely the proposed financing and all matters related thereto, including the proposed compensation of Mr. Coxe.

All of the other directors of the Company voted in favour of the proposed financing and the proposed compensation to be paid to Mr. Coxe, with the exception of Mr. Peter Roberts. Mr. Roberts, who is Chairman of the board’s Audit Committee, informed the board that he did not intend to stand for re-election to the board at the Meeting due to other commitments. He informed the Company of his decision before the proposed financing was brought to the board for consideration. Mr. Roberts advised the board that in view of his imminent departure he felt it was inappropriate to vote on the resolutions respecting the proposed financing, and accordingly, Mr. Roberts abstained from voting on the resolutions respecting the financing.

The board consulted extensively with professional advisors in assessing the merits and implications of the private placement. The board examined carefully the securities regulatory issues and TSX policy requirements respecting the private placement, having regard to the magnitude of it, the potential dilutive effects and the fact that there is a related party component to the financing and that Mr. Brint Coxe, a director, will receive considerable compensation for providing his advisory services in connection with the financing. The board also reviewed other financings analyzed for comparative purposes, but could find no financing which was reasonably comparable. In making the decision to approve the financing, the board took into account a number of risks associated with the financing, including the following: (i) the financing is highly dilutive to the current shareholders; (ii) while it is anticipated that a substantial portion of the financing will be used to fund acquisitions, to date only one acquisition agreement has been signed and therefore the Company is relying upon management to ensure that the Company actively pursues and completes strategic acquisitions (all of which will be subject to board approval); (iii) the financing is relatively large and may be riskier than pursuing a series of smaller financings staged over time; and (iv) the financing is relatively expensive. The board weighed these and other concerns against the unique opportunity for raising a financing of considerable magnitude largely through the participation of institutions and accredited investors, and the potential for rapid growth which the board believes the financing would create. The board is also of the view that having regard to the magnitude of the financing and its potential effect on the Company, it is appropriate that the Company seek shareholder approval for the financing.

Text of Proposed Resolution for Approval by Shareholders

The following is the text of the proposed resolution which will be presented to the shareholders for consideration at the Meeting:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT THE FOLLOWING BE AND ARE HEREBY APPROVED:

(a) The Company’s private placement offering (the “private placement”) of up to 19,500 units, each comprised of 20 voting Class B Series 2 Preference shares (“preference shares”) and 588 share purchase warrants (“Warrants”) at the issue price of CDN$1,000 per unit. The preference shares will entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each preference share will be convertible at the option of the holder at any time into 58.82 of the Company’s common shares, calculated by dividing the issue price of CDN$50.00 for each preference share by the conversion price of CDN$0.85. Each warrant will entitle the holder to purchase one common share at the exercise price of CDN$0.85 for a period of five years;

(b) the issuance to institutions which assist in the Private Placement of up to 577,000 share purchase warrants having the same terms as the Warrants; and

(c) the issuance of up to 350,000 warrants having the same terms as the Warrants to Mr. Brinton Coxe, a director of the Company, in consideration of the provision by him of advisory services to the Company in connection with the private placement”.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

In order to be effective, the proposed resolution must be approved by a simple majority of votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company’s board of directors recommends that shareholders vote in favour of the foregoing ordinary resolution. Proxies received in favour of management will be voted in favour of such ordinary resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on the SEDAR website at www.sedar.com. Security holders may contact the Company to request copies of the Company’s financial statements and MD&A at the following address:

OFFSHORE SYSTEMS INTERNATIONAL LTD.
Suite 107 – 930 West 1 st Street
North Vancouver, British Columbia, Canada
V7P 3N4
Phone: 604-904-4600

Financial information is provided in the Company’s comparative financial statements and MD&A for the financial year ended November 30, 2004.

BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the board of directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD OF DIRECTORS
Per:	“John A. Jacobson”
JOHN A. JACOBSON
President and Chief Executive Office “John T. Sentjens” JOHN T. SENTJENS Corporate Controller

APPENDIX “A”

Changes under the Proposed New Articles of
Offshore Systems International Ltd.

Set out below is a discussion of changes reflected under the Company’s proposed New Articles, including a discussion of substantive changes included in the New Article s and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these terminology and wording changes are not discussed in detail here as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Special Majority for Resolutions

Under the Former Act and the Existing Articles, the majority of votes required to pass a special resolution at a general meeting of shareholders was not less than three-quarters (3/4) of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires not less than two-thirds (2/3) or not less than three-quarters (3/4) of the votes cast on a resolution. The New Articles propose that a special resolution require a majority of not less than two-thirds (2/3) of the votes cast on a resolution.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions and to have a system in place that allows for quick responses. Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as alterations to share capital, the subdivision and consolidation of shares and company name changes. Changes such as the alteration of share capital and name changes were previously required under the Former Act to be approved by a special resolution of the shareholders of a company. Traditionally, where these changes are proposed between annual general meetings of shareholders, the Company would be required to hold a special general meeting to have the change approved. This is expensive for the Company and results in time delays and costs.

As a result, the board of directors of the Company is proposing that the New Articles provide that the Company may, subject to the New Act, alter its Notice of Articles, New Articles and share structure in the following manner:

1.	by directors’ resolution or ordinary resolution (being a simple majority of the votes cast by shareholders on a resolution), as determined in each case by the directors, to:

(a)	create one or more classes or series of shares and, if none of the shares of a class or series are allotted or issued, eliminate that class or series of shares;

(b)	establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares; and

(c)	authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors’ powers, control or authority.

Directors’ Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditor of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company the shareholder holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company the shareholder holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company since it permits flexibility in corporate and securities transactions.

Dividends

Under the New Act, a company may pay dividends out of profits, capital or otherwise. This is a significant change from the situation as it existed under the Former Act, which was silent on the issue and did not contain rules comparable to those set out in the New Act governing the payment of dividends. As a result, payment of dividends by companies under the Former Act was governed by the common law, which provided that dividends were payable out of profits only, and not out of capital or otherwise. In order to provide greater flexibility to the Company, the New Articles contain provisions that permit the Company to pay dividends in the manner permitted under the New Act.

Residency of Directors

Under the Former Act, the majority of directors of a company had to be residents of Canada with at least one director being a resident of British Columbia. The New Act no longer specifies residency requirements for directors of a company. Accordingly, the New Articles do not specify any residency requirements for the Company’s directors.

Disclosure of Interests of Directors and Senior Officers

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. Under the Former Act, a director of a company was required to disclose the nature and extent of the director’s direct or indirect interest in any proposed contract or transaction involving the company. The New Act expands the application of the disclosure requirement to include senior officers of a company, but inserts a two-fold materiality test as the threshold for disclosure by a director or senior officer: (a) the proposed contract or transaction must be material to the company; and (b) the director or senior officer of the company must either: (i) have a material interest in such proposed contract or transaction; or (ii) if such director or senior officer is a director or senior officer of (or has a material interest in) an entity, and that entity has a material interest in the proposed contract or transaction. All directors and senior officers of a company are bound by these new provisions. The New Articles incorporate by reference these provisions of the New Act.

Directors’ Meetings

Under the New Act, the provisions relating to directors’ meetings have been revised and updated to allow directors to participate by telephone or other communication mediums as long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors. In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Indemnification of Directors and Officers

Under the Former Act, a company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles permit the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, a company is now permitted to indemnify a past or present director or officer without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director, former director, officer or former officer of a company. Under the New Act, however, a company will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the company;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the company or an associated corporation.

As a result, the New Articles provide that the Company will indemnify past and present directors and officers of the Company, subject to the limits imposed under the New Act. The board of directors of the Company believes that it is in the best interests of the Company to indemnify past and present directors and officers, subject to the limits and conditions of the New Act.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, the board of directors of the Company believes that it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Location of Shareholder Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia or at such other location as may be approved by the Registrar of Companies upon application by a company. Under the New Act, as long as it is provided for in a company’s articles, companies may hold their shareholder meetings inside or outside of British Columbia. The New Articles specifically allow the directors to authorize, by directors’ resolution, the holding of the Company’s shareholder meetings anywhere in North America.

APPENDIX B

PROPOSED REVISED SECTION 2.1 OF ARTICLES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of:

(a) an unlimited number of common shares without par value;

(b)	100,000,000 Class “A” Preference shares without par value, of which 10,000,000 shares are designated as Class “A” Preference shares Series A Convertible;

(c)	100,000,000 Class “B” Preference shares with a par value of $50.00 each of which 10,000,000 shares are designated as Class B Series 1 Preference Shares; and

(d) an unlimited number of Class C Preference share without par value.

The special rights and restrictions attached to the Class “A” Preference shares, the Class “B” Preference shares and the Class “C” Preference Shares are as set out in Schedule “A” to these Articles.

PROPOSED RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHED TO CLASS C PREFERENCE SHARES TO BE ADDED AS PART 3 TO SCHEDULE “A” OF ARTICLES

(1)	The Class C Preference Shares as a class shall have attached to them the special rights and restrictions specified in this section.

(2) The Class C Preference Shares may be issued in one or more series.

(3)	Subject to the Business Corporations Act, the directors may from time to time, by resolution, if none of the Class C Preference Shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name;

(c)	attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclause (4) of this section.

(4)	The holders of Class C Preference Shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the Class C Preference Shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Class C Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

OFFSHORE SYSTEMS INTERNATIONAL LTD.
Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9thFloor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE: ___________________________

I confirm that I am an owner of common shares of the Corporation.

SIGNATURE OF SHAREHOLDER: ___________________________________ DATE: _______

CUSIP: 67627E101

COMPANY CODE: OSIQ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ John A. Jacobson”
Title: President & CEO

Date: March 22, 2005